Appendix 2
D.	Property, Plant and Equipment

Data disclosed in this Annual Report on Form 20-F, including sampling, analytical and test data, have been reviewed and verified by Afzaal Pirzada, P.Geo., the Company’s Qualified Person as defined by National Instrument 43-101.

The Company’s mineral property interests in Canada are in good standing and all payments on the properties are up to date, except as noted above under Item 4.

None of the Company’s projects have known mineral reserves or mineral resources, and exploration work is exploratory in nature.

Mineral Properties

The Company has exploration properties, which are located in Ontario and Quebec. The subsections below describe the property locations and overviews of the properties. Our only material property, as determined pursuant to S-K 1300, is the Augustus Lithium Project.

Augustus Lithium Project, Quebec

Property Description, and Location

The Company’s material property, Augustus Lithium Property, is an early-stage exploration property comprised of four groups of claims totaling 781 mining claims covering approximately 38,217.91 hectares’ land located in western Quebec in the Landrienne and La Come Townships on NTS 32C05 and 32D08. The Augustus Lithium Property is comprised of the Abitibi Lithium property claims, the Canadian Lithium property claims, McNeely Lithium property claims, and the Augustus Lithium property claims.

The property is located about 50 kilometers north of Val d’Or town. The block of claims that make up the property is centered at coordinates 5360000 North and 290000 east, NAD 1983 Zone 18N Datum. The Augustus Property is reachable by either provincial highway #111 connecting Val-d’Or and Amos or by provincial highway #397 connecting Val-d’Or and Barraute. From highway 111, the property can be reached by driving seven kilometers on an all-weather secondary road which is also known as Route Quebec Lithium which traverses the property. The climate is such that exploration and mining operations can generally be conducted year-round. As the property is in an active mining belt, there is a substantial professional workforce nearby experienced in mining and related activities.

Property Location

Ownership

The Company has acquired 100% rights in the Augustus Lithium Property which comprised of four groups of claims totaling 781 property claims through agreements with various vendors with vendors retaining either a 2% Net Smelter Royalty or 3% Gross Metal Royalty on certain claims. The claims cove approximately 38,217.91 hectares’ land located in western Quebec in the Landrienne and La Come Townships. The Augustus Lithium Project has annual claim maintenance fees of $55,299, as well annual property work commitments of $898,600, of which $18,010 of the claim maintenance and $288,800 of the property work commitments are the obligation of Infini Resources Pty Ltd. pursuant to the sales agreement of 234 mining claims between the two companies.

Sales Agreement for certain claims

In March 2023, FE entered into a sales agreement with Infini Resources Pty Ltd. (Infini), an Australian private company for the sale of 234 of the 781 mining claims covering approximately 12,477.20 hectares’ area out of the Augustus Property through cash payments, common shares issuances and exploration expenditures as follows:

(a) Subject to the satisfaction (or waiver by Infini) of the Conditions Precedent, the Company agrees to irrevocably grant to Infini (or its nominee) an exclusive option to acquire a 50% legal and beneficial interest in the Project (Stage 1 Interest) in consideration for Infini:

(i)	making a cash payment of A$550,000 to FEM within 7 business days of signing this agreement

(b) Subject to Infini (or its nominee) acquiring the Stage 1 Interest, FEM agrees to irrevocably grant to Infini (or its nominee) an exclusive option to acquire an additional 25% legal and beneficial interest in the Project (Stage 2 Interest) in consideration for Infini:

(i)	making a cash payment of AUD$150,000 18 months from earning the Stage 1 Interest; and

(ii) issuing AUD$150,000 worth of Shares in its capital to FE, based on the 10-day volume weighted average price of Shares, calculated the day before the date of issue of the Shares within 18 months of acquiring the Stage 1 Interest (Stage 2 End Date).

(c) Subject to Infini (or its nominee) acquiring the Stage 2 Interest, FE agrees to irrevocably grant to Infini (or its nominee) an exclusive option to acquire an additional 25% legal and beneficial interest in the Project (Stage 3 Interest) in consideration for Infini:

(i)	making a cash payment of AUD$300,000 upon the first anniversary of earning the Stage 2 Interest

(ii) issuing AUD$300,000 worth of Shares in its capital to FE, based on the 10-day volume weighted average price of Shares, calculated the day before the date of issue of the Shares within 12 months of acquiring the Stage 2 Interest (Stage 3 End Date).

Map for claims sold to Infini in Block 1 and Block 2

78°20'W
78°10'W
78°W
77°50'W
48°30'N
48°25'N
48°20'N
48°15'N
BLOCK 1
BLOCK 2
QUEBEC
Augustus Lithium Property
80°W
70°W
60°W
LEGEND
Highway
Main Road
Power Transmission
Stream/River
Topo Contour
Wetland
Lake
First Energy Augustus Lithium Property
MAP DATE: 2022-09-02
MINERAL TITLE MAP
CLAIM LOCATION MAP
AUGUSTUS LITHIUM PROPERTY
QUÉBEC
0
5
10
Kilometers
WGS 1984 World Mercator
CANADA

Geological Setting and Mineralization style

The property is situated on the Archean Preissac-Lacorne batholith, a syn- to post- tectonic intrusion that was emplaced in the Southern Volcanic Zone of the Abitibi Greenstone Belt of the Superior Province of Quebec. To the north, the batholith is bounded by the Manneville Fault and to the south by the Cadillac Fault and the eastward extension of the Porcupine-Destor Fault. The batholith, which is a composite body has associated pegmatites and quartz veins.

Local geology of the property area is comprised basic to intermediate rocks of Kinojevis Group, volcanic rocks of Malartic Group, and sedimentary rocks Kewagama Group. The intrusive rocks including Lacorne batholith, occupies most of Lacorne township and adjacent parts of the adjoining townships. The intrusive rocks occur in both the volcanic and sedimentary rocks in the Lacorne area and range in composition from ultrabasic to acidic.

The regional metamorphic grade is greenschist facies and close to the batholith is hornblende hornfels facies contact metamorphism. Numerous pegmatitic and aplitic dykes occur in muscovite granite, particularly near its north and south contacts where they constitute the bulk of the exposed rock. These pegmatites mainly strike in east direction but north, north-west and 40° east of north strikes are also stated. Generally best mineralization occurs in north and east striking dykes. The Pegmatites are classified simple and complex.

The simple ones contain the same minerals as those found in the muscovite granite which are albite, quartz, microcline, and microcline-perthite with small amount of muscovite. The complex Pegmatite include common minerals of the simple pegmatites with fewer common minerals such as spodumene, columbite, tantalite, lepidolite, beryl, and others, which in places have potential for mineral deposits of economic value.

The pegmatite dykes, sills and lenses can be subdivided into rare-element pegmatites and granitic pegmatites. The rare-element pegmatites are significance, and they contain microcline or perthite, albite, quartz, muscovite, spodumene and minor amounts of beryl, columbite-tantalite and cassiterite.

The deposit model for the area is that the spodumene occurs in Li-Cs-Ta (“LCT”) rare-element pegmatite dykes. LCT pegmatites are associated with S-type, peraluminous (Al-rich), quartz-rich granites. S-type granites crystallize from a magma produced by partial melting of preexisting sedimentary source rock. They are characterized by the presence of biotite and muscovite, and the absence of hornblende. Rare-element pegmatites derived from a fertile granite intrusion are typically distributed over a 10 to 20 km2 area within 10 km of the fertile granite. A fertile granite is the parental granite to rare-element pegmatite dykes.

Property Geology Map

Regional Geology Map

History

Exploration work in the Property and surrounding area dates to the late 1940s’ with the discovery of lithium showings documented in Quebec Department of Natural Resources. Augustus Prospect was described as a lithiferous dyke oriented N300°/40°, it is documented more than 850 m long and 7.6 m wide on average. Its extent to depth is unknown. Martin-McNeely pegmatite was intersected by drilling with grades up to 1.0 percent Li over 2.44 m. Mineralization is confined to pegmatite dykes of unknown attitude. Beluga / Canada Lithium Prospect is reported as a 90.0 m by 30.0 m high grade pegmatite estimated to contain 5.0 to 10.0% spodumene. Highlights of the historical work are presented below:

●	Canadian Lithium Corp. carried out work from 1948 to 1955 which included trenching and diamond drilling. The work identified spodumene at the Augustus and Canadian Lithium (named Beluga by FE) prospects. Several drill holes intersected spodumene bearing lithium zones.

●	Martin – McNeely Mines Ltd. drilled three holes on the Martin-McNeely prospect. Two out of three holes intersected spodumene mineralization.

●	Dome Exploration Canada Ltd. Drilled one hole with no spodumene mineralization.

●	Certac Mining Corp. in 1977 investigated the Canada Lithium / Beluga spodumene bearing pegmatite bodies near the south end of Range 1, Lot 25, and Lot 26. One section, 300 ft in length with an average width of l00 ft, was reported to have a visually estimated spodumene content of 5-10% by weight. Other, smaller pegmatite dikes, trending roughly northwest, were reported to contain spodumene and lepidolite and are also exposed in the target area.

●	In 2010 Mineral Hill Industries did prospecting and rock sampling which revealed a new lithium occurrence which was dubbed the Lithium Chalet showing.

●	In 2011 Rock Tech completed a ZTEM and magnetometer survey carried out over a total of 4001.3 line- kilometres. Gerard Lambert Geosciences carried out a magnetic survey on behalf of the group of prospectors in the same year.

●	In 2017 Hi Ho Silver acquired a part of the current claim block of the Property and completed a technical report to summarize historical work on Augustus and Canadian Lithium Prospects.

There is no past producing mine on the Property and there were no historical mineral resource or mineral reserve estimates documented.

Exploration

FE Battery Metals has been carrying out ground exploration work on the Property since February 2021. The work included prospecting, mapping, sampling and diamond drilling.

Prospecting and sampling Results

●	March 2021 channel samples intersected 4.5 meters of spodumene pegmatite with 1.04 percent lithium oxide (Li2O).

●	April 2021 – Round 1 sampling showed average 3.04% Li2O in four grab samples, and channel sampling on Beluga Pegmatite indicate a width of 10.64 metres at 0.24% Li2O.

●	April 2021 – Round 2 channel sampling on Beluga pegmatite cut a 32-meter-wide section with an average of 0.74% lithium oxide (Li2O) which included 14 meters of spodumene pegmatite with 1.61 percent lithium oxide.

●	June 2021 sampling on Beluga Pegmatite cut an 8-meter-wide section with an average of 1.44% Li2O.

Diamond Drilling

Two phases of diamond drilling were completed on the Property in 2021 and 2022. In the Phase 1, a total of 32 NQ size diamond drill holes were completed in 2021 on the Property with a cumulative drilling of 5,847.15 metres in 2021. In this drill program, 27 drill holes intersected spodumene bearing lithium pegmatites and five holes had low grade lithium intercepts or did not intersect any significant mineralization.

Based on the success of Phase 1 drill program, the Company completed a Phase 2 drill program on the Property. A total of seven diamond drill holes were completed on Augustus and Beluga / Canadian Lithium Prospects with a cumulative drilling of 1,675 metres. Five drill holes intersected spodumene bearing lithium pegmatites and two holes had low grade lithium intercepts or did not intersect any significant mineralization.

Preliminary results from the metallurgical testwork started by FE Battery has a very favourable result by using DMS + flotation method: a final spodumene concentrate assayed 6.08% Li2O was produced at a global lithium recovery of ~85%. The iron content in the final product was 1.27% Fe2O3, slightly higher than 1% industrial requirement.

Completed Phase 1 drill program of 5,847.15 meters consisting of 32 drill holes and commenced Phase 2 drill program with cumulative 2,200m of drilling consisting of 9 drill holes; with the following drill hole results of the drill programs:

• Drill hole LC21-09 intersected a 39 meters spodumene pegmatite in which a 7-meter-wide zone assayed 1.12 percent lithium oxide at 11 metres drilled depth;

• Drill hole LC21-18 intersected several spodumene bearing lithium pegmatite intercepts from 58.2 m to 160 m drilled depth; of which the most promising intercept grading 1.56% lithium oxide over 6 m at 114 m drilled depth, and a second 19 m wide intercept grading 0.48% Li2O at 141 m drilled depth;

• Drill hole LC21-17 intersected two spodumene bearing lithium pegmatite intercepts, of which the first is 5.2 metres wide zone grading 0.93 % lithium oxide at 214 m drilled depth, and a second 4.0 m wide intercept grading 0.30% Li2O at 292 m drilled depth;

t grading 0.30% Li2O at 292 m drilled depth;

• Drill hole LC21-19 intersected 1.26 % Li2O or 5,849 parts per million lithium over 2.7 m at 61 m drilled depth;

• Drill hole LC 21-33 intersected two zones; a 13.20-meter-wide zone with 0.08% Li2O at 2.7 m, and a 59.2- meters- wide zone with 0.07% Li2O at 34.8 m drilled depth;

• Drill hole LC 21-34 intersected two zones; a 11.73-meter-wide zone with 0.09% Li2O at 1.7 m, and a 75.3- meters- wide zone with 0.08% Li2O at 67.63 m drilled depth including a one-meter section of 1.49% Li2O at 81m;

• Drill hole LC21-35 intersected a 11.20-meter-wide zone with 0.91 % Li2O at 146 m, including a 5 m zone with 1.03% Li2O at 146

m and 3.2 m with 1% Li2O at 154 m. There is another seven meters wide zone with 0.54% Li2O at 165 m drilled depth including 2.06% Li2O over one meter at 169 m;

• Drill hole LC 21-36 intersected two weakly anomalous zones; a 9.8-meter-wide zone with 0.05% Li2O at 171 m, and a 7.5- meters- wide zone with 0.04% Li2O at 198 m drilled depth;

• Drill hole LC 21-37 intersected multiple weakly anomalous zones with widths in the range of 3 to 10 metres and 0.06-0.09% Li2O;

• Drill hole LC21- 39 intersected three lithium pegmatites with the main 7.3 m wide pegmatite zone averaged 1.54% lithium oxide (Li2O) at 188.7m drilled depth;

• Drill hole LC21-40 intersected a 4.95-meter-wide lithium pegmatite with average 1.49% lithium oxide (Li2O) at1 89.6m drilled depth;

• Drill hole LC23-42 intersected two pegmatites with widths of 16 m and 4 m, respectively, showing varying lithium grades from 164 to 250 meters drilled depth;

• Drill Hole LC23-43 intersected four main lithium pegmatites as follows:

o	Pegmatite 1 with average 1,950.60 ppm Li or 0.42% Li2O over 5 meters at 152 m drilled depth.

o	Pegmatite 2 with average 1,870.71 ppm Li or 0.40% Li2O over 6 meters at 169 m drilled depth.

o	Pegmatite 3 with average 665.50 ppm Li or 0.14% Li2O over 3 meters at 196 m drilled depth.

o	Pegmatite 4 with average 536 ppm Li or 0.12% Li2O over 3 meters at 249 m drilled depth.

•	Drill hole LC23-44 intersected 6.9-metre-wide pegmatite at 1.07% Li2O at 98.5 m drilled depth;

•	Drill hole LC23-50 intersected eight main lithium pegmatites as follows:

o	Pegmatite intercept 1 with average 1,915 ppm Li or 0.41% Li2O over 1.77 meters at 11.23 m drilled depth.

o	Pegmatite intercept 2 with average 1,610 ppm Li or 0.35% Li2O over 2 meters at 25 m drilled depth.

o	Pegmatite intercept 3 is a low-grade zone with average 917 ppm Li or 0.20% Li2O over 4.4 meters at 31m drilled depth.

o	Pegmatite intercept 4 with average 5,558 ppm Li or 1.19% Li2O over 17.45 meters at 82.85m drilled depth.

o Pegmatite intercept 5 with average 5,099 ppm Li or 1.10% Li2O over 10 meters at 106m drilled depth. This intercept also has a 1.67 m section with 1,700 ppm cesium and 2,030 ppm chromium. Rubidium in two sections is over 5,000 ppm which is above the method detection limits.

o	Pegmatite intercept 6 with average 6,625 ppm Li or 1.42% Li2O over 2 meters at 180m drilled depth.
o
o	Pegmatite intercept 7 is a low-grade zone with average 244 ppm Li or 0.05% Li2O over 4 meters at 194m drilled depth.

o	Pegmatite intercept 8 with average 3,146 ppm Li or 0.68% Li2O over 8.5 meters at 210m drilled depth.

• Drill hole LC23-51 intersected two lithium pegmatites zones including a 10-metre-wide section of 1.03% Li2O at 118 m drilled depth.

• Drill hole LC23-60 intersected two lithium pegmatites as follows:

o The upper pegmatite intersected 2.75 m wide zone with average 2810 parts per million lithium or 0.60% lithium oxide at 78 m drilled depth; including one-metrewide zone with 1.34% Li2O at 78.75 m depth. tantalum.

• Drill Hole LC23-61 intersected a 2.3 m wide lithium pegmatite with average 2,467 ppm Li or 0.53% Li2O at 207.7m drilled depth.

Other Mineral Properties

In addition to our principal property, the Augustus Lithium Property, the Company has several other mineral interests in exploration properties, as summarized below, which we do not consider to be material at this time.

Kokanee Creek Gold Property, British Columbia

Property description and location

The Kokanee Creek Gold Property consists of 3 claims covering approximately 1,000 hectares area in Nelson Mining Division in British Columbia, Canada. It is located 18 km to the east of Nelson on NTS map 082F055. The property is part of a very active mining area with several historical and current gold, silver and base metals deposits located in the region. Nelson is a historical mining town dating back to the discovery of Toad Mountain Silver deposit in 1886.

Property Location Map

Ownership

The Company acquired a 100% interest in the Kokanee Creek Property in 2022 by completing an aggregate of $45,500 in option payments and 1,388,158 in common share issuances.

The Property is subject to a 2.0% NSR royalty of which the Company will have the option to reduce the NSR by 1.0% by paying $1,000,000.

Geology

Geologically the property area is underlain by Slocan Group basal slates and phyllites with lesser fine-grained quartzite and limestone beds are overlain by well-bedded, arenaceous quartzite argillites with local impure quartzite and limestone. The top of the argillite section is marked by tuffaceous lava beds, likely related to early Rossland Group volcanism. Jurassic Nelson intrusives consist of porphyritic granite, granodiorite, diorite, quartz diorite, monzonite and hornblende syenite. Several smaller alkaline plugs belong to the Tertiary (Eocene) Coryell Batholith.

The claim area is underlain by a metasedimentary roof pendant remnant within the Middle Jurassic Nelson Batholith. The roof pendant is predominantly composed of argillic siltstone (siltite) and biotite schist mixed with Nelson paragneiss. Siltstones are exposed along the Lower Kokanee Creek Road and the Upper Busk Creek Road. Large rusty quartz veins intrude host sedimentary rocks. Some of the veins contain muscovite and form minor stockworks. Sulphide mineralization on the property includes coarse-grained euhedral galena, coarse-grained euhedral pyrite cubes and associated pseudomorphs, in addition to fine-grained disseminated arsenopyrite.

Regional Geology Map

480,000
490,000
500,000
5,510,000
5,500,000
5,490,000
Kokanee Glacier
gd
lc
vb
sf
gr
qz
1075091
1075031
1075092
Queens Bay
Balfour
Procter
Fraser
Harrop
Atbara
Willow Point
Nelson
BRITISH COLUMBIA
Edmonton
Quesnel
Kokanee Property
Chilliwack
Nelson
130°W
120°W
50°N
60°N
LEGEND
Kokanee Claims [2020]
Faults
Bedrock Geology
Rock Code
gd: Granodiorite
gr: Granite
lc: Limestone, Siltstone, Slate
qz: Quartzite
sf: Fine Clastic Sedimentary
vb: Basalt
Road
River
Lake
MAP DATE: 2020-03-22
BEDROCK GEOLOGY
REGIONAL GEOLOGY MAP
KOKANEE PROPERTY
BRITISH COLUMBIA
0 2,500 5,000
Meters
PROJECTION
North American Datum 1983, Zone 11N
CANADA

Exploration

A 5-hole drill program consisting of 1500 feet drilling in February-March 1997 resulted in the discovery of near surface gold mineralization. Hole KC97-02 returned 26.11 g/t gold over 0.7m from 7.0-7.7m, and 13.52 g/t gold over 1.4m from 21.8-23.2m. Fieldwork conducted during 1997 indicated the extension of the mineralized zone to the north, south and west. In addition, rock samples within the zone returned values of 3.54% zinc, 4.22 g/t gold, and 48.0 g/t silver. A continuous chip rock sample taken along a road cut returned 0.3% zinc over 55 m, and 2.26 g/t gold over 5m.

In 2005, a total of 78-line -km airborne, high resolution Time Domain Electro Magnetic geophysical survey was flown over the Kokanee Creek Project. The initial results provided by the data collection contractor, Geotech Ltd., indicated two magnetic high features in the southwestern part of the property, in the area of the Big M Minfile showing and another feature northeast of the Home Minfile occurrence. This northeasterly feature was the area chosen for initial ground truthing and geochemical surveying. The results from the geochemical soil and silt survey indicate a weakly anomalous zinc response in the area of the geophysical anomaly. Subsequent to the field program, the geophysical data was sent to Condor Consulting for further processing. The reinterpreted data indicates two areas of interest, one roughly coincident with the mag anomaly in the area of the Big M Minfile occurrence and another one in the west central part of the property.

Electron Lithium Property, Quebec

Property description and location

The Electron Lithium property is comprised of 438 mineral claims covering approximately 30,000 hectares of prospective land around the Augustus Lithium Property in western Quebec.

Ownership

On March 2, 2022, the Company acquired a 100% interest in the Electron Lithium property by completing an aggregate of $300,000 in options payments of $300,000 and 986,842 in common share issuances.

On November 14, 2022, the Company entered into a joint venture agreement (the “Infini Joint Venture Agreement”) with Infini Resources Pty Ltd. (“Infini Resources”) whereby Infini Resources may earn a 100% interest in 255 of the 438 mineral claims comprising the Electron Lithium Property.

The Electron Lithium property is subject to a 3% Gross Metal Royalty (“GMR”), which the Company will have the option to reduce the GMR by 1.0% to 2.0% by paying $1,000,000.

Falcon Lake Property, Ontario

Property description and location

The Falcon Lake property is comprised of 48 mineral claims covering approximately 987 hectares located in the Thunder Bay Mining Division, Ontario.

Property Location Map

Falcon Lake Lithium Project
Hemlo Explorers Inc.
N
MAKI OCCURRENCES (MAIN BLOCK)
406 m
Kapikotongwa River
Falcon Lake Discovery Deposit
Falcon Lake West
Falcon Lake Far West
Falcon Lake East
Dempster East Dike
Dempster L28 Deposit
Zig Zag Lake
Dempster L61 Deposit
Chappais Lake Lithium Deposit
Kilometre 61
North Aubry
South Aubry
DESPARD, W.
Little Jackfish River
Despard Lithium Deposit
Swole Lake Lithium
Swole Lake Cu-Ni
North Lamaune
Carrot Top Zone
Lamaune Gold
B4-8 Zone
B4-7 Deposit
BAM Gold
Whale Zone
VW Deposit
SHEPARD, W.
PANTHER INTERNATIONAL
PANTHER EAST
JOHNSON'S COMPANY
PANTHER INTERNATIONAL WEST
ZMUDZINSKI, J.
400000
410000
420000
430000
440000
5600000
5590000
5580000
5570000
Legend
Mineral Deposit Inventory (MDI)
Falcon Lake Project Area
Adjacent Property Holders
(100) ALEXANDER JOHN PLESON (1)
(100) ANITA CATHERINE PICHETTE (9)
(100) ARDIDEN LTD (265)
(100) Antler Gold Inc. (245)
(100) CJP EXPLORATION INC. (5)
(100) COPPER LAKE RESOURCES LTD (128)
(100) GLENDA R SMITH (4)
(100) HERB GARRY GOODMAN (2)
(100) Hemlo Explorers Inc. (48)
(100) JOSHUA GOLD RESOURCES INC. (27)
(100) KENNETH GEORGE FENWICK (6)
(100) LAMAUNE IRON INC. (261)
(100) LANDORE RESOURCES CANADA INC. (1044)
(100) Luke Schuss (1)
(100) MICHAEL JOHN THOMPSON (4)
(100) Noronex Limited (47)
(100) Prospect Ore Corp. (1)
(100) STARES CONTRACTING CORP. (84)
(100) YVON MICHAEL GAGNE (20)
Falcon Lake Lithium Project
Esri, USGS, Province of Ontario, Esri, HERE, Garmin, FAO, NOAA, USGS, EPA, NRCan, Parks Canada
0 2.5 5 10 km

Claim Location Map

Ontario

Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF)
MLAS Map Viewer

Falcon Lake Lithium claims

Notes:

Falcon Lake
Ottertail R
FALCON LAKE AREA
52I08J
52I08I
702264
702279
702277
702282
702238
670168
670166
637746
637745
668830
668831
702155
702158

Legend

Provincial Grid Cell
- Available
- Pending
- Unavailable

Mining Claim
- Mining Claim
- Boundary Claim

Alienation
- Withdrawal
- Notice

NDM Administrative Boundaries
- NDM Townships and Areas
- Geographic Lot Fabric
- UTM Grid 1K
- UTM Grid 10K
- Mining Division
- Mineral Exploration and Development Region
- CLUPA Protected Area - Far North
- Resident Geologist District
- Federal Land Other
- Native Reserves
- AMIS Sites
- AMIS Features
- Drill Hole
- Mineral Occurrences

MLAS Mining History
- Withdrawal - History
- Notice - History
- Mining Claim - History
- Mining Land Tenure - History
- Legacy Claim

Provincial Grid
- Provincial Grid 250K
- Provincial Grid 50K
- Provincial Grid Group

Land Tenure
- Surface Rights
- Mining Rights
- Mining and Surface Rights
- Order-in-Council

Those wishing to register mining claims should consult with the Provincial Mining Recorders' Office of the Northern Development and Mines (NDM) for additional information on the status of the lands shown hereon. This map is not intended for navigational, survey, or land title determination purposes as the information shown on this map is compiled from various sources. Completeness and accuracy are not guaranteed. Additional information may also be obtained through the local Land Titles or Registry Office, or the Natural Resources and Forestry. The information shown is derived from digital data available in the Provincial Mining Recorders' Office at the time of downloading from the Northern Development and Mines (NDM) web site.

0 2.34 km

N

Projection: Web Mercator

Imagery Copyright Notices: Ontario Ministry of Northern Development, Mines, Natural Resources and Forestry; NASA Landsat Program; First Base Solutions Inc.; Aéro-Photo (1961) Inc.; DigitalGlobe Inc.; U.S. Geological Survey.

© Queen's Printer for Ontario, 2022

ONTARIO

Ownership

On October 21, 2022, the Company completed its commitments under the terms of the Falcon Lake Agreement, by completing an aggregate of $85,000 in options payments and 157,895 in common share issuances to acquire a 100% interest in the property.

On January 27, 2023, the Company executed a joint venture agreement (the “Battery Age Minerals Joint Venture Agreement”) with Battery Age Minerals Limited (“Battery Age Minerals”) whereby Battery Age Minerals may earn a 100% interest in the Falcon Lake Property.

Pursuant to the Battery Age Minerals Joint Venture Agreement, Battery Age Minerals made a non-refundable payment of AUD$50,000 (CAD$45,359) and elected to earn a 65% interest by completing the initial option payment consisting of a cash payment of AUD$100,000 (CAD$93,999) and issuing the Company 1,375,000 of Battery Age Mineral shares valued at $513,975. Battery Age Minerals earned a further 25% interest, for an aggregate 90% interest, by issuing a further 750,000 shares of Battery Age Minerals valued at $290,295 and by making a cash payment of AUD$50,000 (CAD$46,175). Battery Age Minerals may acquire the remaining 10% interest, for a 100% beneficial interest by making a further payment equal to the lower of the price determined by independent valuation or AUD$2 million. Upon Battery Age Minerals earning a 90% interest, a joint venture will be deemed to have been formed between FE Battery and Battery Age Minerals to further advance the project.

The option agreement may be terminated in certain circumstances, including by FE Battery if certain milestones are not met in accordance with agreement.

Jubilee Lithium Property, Ontario

Property description and location

The Jubilee Property consists of 10 contiguous mineral claims which cover 184 cells with a geographic area of approximately 2,944 hectares of land in the Red Lake Mining District, Northwestern Ontario. The Property is located approximately 80 km northeast of Ear Falls, Ontario. The nearest settlement is the town of Ear Falls, Ontario with a current approximate population of 1,000 inhabitants. The property lies within NTS map sheet 52N/01 and straddles four townships of Costello, Latrielle Lake Area, Jubilee Lake Area and Birkett Townships.

Property location

Jubilee Property claim boundaries with local physiography

Ownership

On December 1, 2022, the Company entered into an option agreement to acquire a 100% interest in the Jubilee Lithium Property. The Company has completed the initial option payment of $20,000 and has a remaining $30,000 option payment due December 1, 2025 to acquire 100% of the property.

Geology

The Jubilee Property is located in the western portion of the Allison Lake Batholith within the Birch-Uchi greenstone belt within the Uchi Subprovince of the Superior Province of Canada. The Superior Province spans the provinces of Manitoba, Quebec and Ontario, and is the earth’s largest Archean craton that accounts for roughly a quarter of the planet’s exposed Archean crust and consists of linear, fault bounded sub provinces that are characterized by metavolcanic, metasedimentary and plutonic rocks. The Property is underlain by the western portion of the Allison Lake Batholith. The Batholith itself is a tadpole-shaped, 16 km by 40 km peraluminous pegmatitic granitoid with a southeast trending narrow pegmatitic “tail” on the southern portion of the batholith. The fine- to medium-grained granitic batholith is comprised of a collage of pegmatitic units consisting of white weathered, muscovite and biotite- muscovite potassic pegmatite; pegmatitic leucogranite and fine-grained leucogranite sporadically layered with fine-to- medium-grained biotite granite; biotite- muscovite granite; garnet-muscovite granite; and sodic aplite (Breaks et al. 2003). The Allison Lake batholith is the largest fertile, peraluminous granitic mass in northwestern Ontario (Breaks et al., 2003). The batholith consists of white weathered, muscovite and muscovite-biotite potassic pegmatite intermixed and alternating with fine- grained to pegmatitic leucogranite, which often display plumose quartz-muscovite textures.

Lithium has been the primary mineral of economic interest in this area and Lithium mineralization style is dominantly hosted within pegmatite dykes and sills. The pegmatites of the area seem to be of magmatic origin and generated by the progressive crystallization of granitic magma. Tourmaline is often widespread throughout the units, and in quartz- rich patches often associated with rare pale green beryl (Breaks, et al., 2003).

Exploration

The purpose of the current work program was to verify and expand on the historical work performed and find more prospective areas for lithium exploration. The work included prospecting, mapping, and channel sampling. A biogeochemical sampling program which included collecting spruce bark and tips in the area around historical blast pits.

The exploration work of 2022 was mainly carried out on the following two locations:

•	North End Jubilee Lake Blast Pit – Coordinates 542557E, 5653231N
•	Small Lake Northeast of Jubilee Blast Pit - Coordinates 543672E, 5654846N

A total of 25 select channel samples were collected from 2 historic blast pits during this work program. The samples were taken in random orientations with sample tags left behind in the channel cuts. The purpose of the samples was to determine any mineralogical relationship between the various compositions of the pegmatite body that were exposed in the pit. Samples were selected based on the mineral percentages seen and the various forms of pegmatite textures and compositions. 1 bulk sample from each pit (Sample #152626 – 100kg, and Sample #152627 – 50kg) was collected by the prospectors for further LIBS analysis by Pleson Geoscience in Nipigon to examine for any trace element indications of lithium bearing minerals. Based on surface observation regarding mineralogy of different location, width of each sample varied from 0.2 m to 0.8 m.

The results of samples from two sampling areas indicate:

North End of Jubilee Lake Blas Pit

•	Lithium (Li) values are in the range of 42 parts per million (ppm) to 219 ppm with an average of 94 ppm.
•	Beryllium (Be) values are in the range of less than (<) 3ppm to 2,430 ppm with an average of 287 ppm.
•	Cesium (Cs) values are in the range of 12.3 ppm to 42.7 ppm with an average of 30.36 ppm.
•	Niobium (Nb) values are in the range of 8.8 ppm to 193.8 ppm with an average of 43.49 ppm.
•	Tantalum (Ta) values are in the range of 2.8 ppm to 43.1 ppm with an average of 20.2 ppm.
•	Rubidium (Rb) values are in the range of 277 ppm to 1160 ppm with an average of 542.33 ppm.

Small Lake NE of Jubilee

•	Lithium (Li) values are in the range of 33 ppm to 151 ppm with an average of 88.8 ppm.
•	Beryllium (Be) values are in the range of 4 ppm to 2300 ppm with an average of 363.4 ppm.
•	Cesium (Cs) values are in the range of 15.2 ppm to 65.4 ppm with an average of 36.42 ppm.
•	Niobium (Nb) values are in the range of 16.1 ppm to 126.4 ppm with an average of 74.56 ppm.
•	Tantalum (Ta) values are in the range of 5.3 ppm to 63.5 ppm with an average of 34.61 ppm.
•	Rubidium (Rb) values are in the range of 399 ppm to 1030 ppm with an average of 778.3 ppm.

The ground biogeochemical survey consisted of collecting up to ~98 samples of tree bark and needles. The survey area has been selected based on previous geological investigations of a granitic intrusion and the general trend of the exposed pegmatites in the blast pits to the north. The results of sample assays show lithium values less than 0.5 ppm Li which is below the laboratories method detection limit. Cesium values are in the range of 0.062 ppm to 1.66 ppm.

Other rare metals such as niobium and tantalum are also below the laboratory’s method detection limit.

Rose West Lithium Property, Quebec

Property description and location

Rose West Lithium Property consists of 32 mining claims covering approximately 1,695 hectares area on NTS map 33C01 on the territory of Eeyou Istchee in James Bay area, Quebec, Canada. It is located about 40 km north of Cree Village of Nemaska located about 300 km northwest of Chibougamau.

Located in a premier mining jurisdiction in Quebec, the property is accessible through the James Bay Road that connects Matagami and Radisson (highway Route/109 from Val d’Or). It is also accessible by road via the Route du Nord, usable all year round from Chibougamau.

Property Location Map

Ownership

In April 2023, the Company acquired a 100% interest and were granted a 1% GMR in the Rose West property by issuing 1,300,000 shares of the Company.

The Rose West Lithium property has a 1% GMR payable to the optionor upon the commencement of commercial production.

Geology

The property is underlain by similar geological rocks to the Rose Lithium deposit and are comprised of the Archean Lower- Eastmain Group, constituted of volcano-sedimentary formational units and ultramafic to felsic intrusives. Gabbros, pyroxenites, and diorites cut across the Property geology. Pegmatites occur as irregular but generally continuous lenses within biotite schists. These felsic rocks intruded paragneiss, sandstone and conglomerate. Younger rocks of the property are represented by a Proterozoic diabase dyke.

Other rock types, including gneiss, dacite, quartzite and conglomerate, have also been reported. Lithologies are generally well foliated with a SE orientation, except for the more massive and unfoliated granites and pegmatites.

Mineralization recognized to date in the area includes rare-element lithium-cesium-tantalum (LCT) type pegmatites and molybdenum occurrences. The geological reports of the area indicate that pegmatite dykes generally strike WSW- ENE with dips of 60 degrees or steeper.

Property claim map and Geology

North Spirit Property, Ontario

Property description and location

The property consists of 124 mining claims covering approximately 2,500 hectares area in two claim blocks on crown land in northwestern Ontario and is located about 175 kilometres to the north of Red Lake, Ontario.

Ownership

The Company acquired a 100% interest in the North Spirit Property by completing the share issuance of 1,105,262 common shares. The North Spirit property has a 1% GMR payable to the Optionor.

450,000
475,000
500,000
5,850,000
5,825,000
Sandy Lake
LITHIUM
Bearhead Lake Holmquistite
Midex Resources Ltd.
LITHIUM
Pennock Lake Spodumene
LITHIUM
Pennock Lake Holmquistite
NORTH SPIRIT LITHIUM PROPERTY
Mechila Lake
LITHIUM
Spark Pegmatite
LITHIUM, TANTALUM
Pakeagama Lake Pegmatite
Frontier Lithium Inc.
NORTH SPIRIT LITHIUM PROPERTY
North Spirit Lake
North Spirit Lake Airport
Exiro Minerals Corp.
GEOMAP EXPLORATION INC.
North Spirit Lithium Property
ONTARIO
LEGEND
Lithium Occurences [MDI 2020]
Forestry Service Road
Trail Segment
Stream/River
North Spirit Property Outline
North Spirit Claims [2022]
Wetland
Lake
CLAIM HOLDERS
PRIVATE CLAIMS
EXIRO MINERALS CORP.
FRONTIER LITHIUM INC.
GRAVEL RIDGE RESOURCES LTD
MIDEX RESOURCES LTD.
ROCKEX MINING CORP.
SOLSTICE GOLD CORP.
N
S
W
E
MAP DATE: 2022-02-15
SURFICIAL TOPOGRAPHY
ADJACENT PROPERTIES
NORTH SPIRIT LITHIUM PROPERTY
ONTARIO
0 2.5 5 10 15
Kilometers
Universal Transverse Mercator Projection
North American Datum 1983, 15N
CANADA

Senay Rose East Lithium Property, Quebec

Property description and location

The Senay Rose East Lithium Project covers over 3,100 hectares (approx. 31 square kilometers) which sit directly adjacent to the Bourier project of Critical Elements Lithium Corporation (TSX-V: CRE).

The acquired land package consists of 59 mining claims within the north-east portion of the Northeast-Southwest striking 150 km long Lac des Montagnes volcano-sedimentary belt of Quebec, which contains abundant pegmatite showings and is one of the most active centers for lithium exploration in the province.

Ownership

On March 4, 2023, the Company entered into an option agreement to acquire a 100% interest in the Senay Lithium Property. Under the terms of the agreement, the Company has the option to acquire a 100% interest in the property by issuing 3,000,000 common shares option payments:, The Company has completed the initial 1,500,000 common share issuance and is required to issue an additional 1,500,000 by March 4, 2024.

Geology

The Senay claims are underlain by neo-Archean Voidyre Formation metasediments which contains numerous pegmatite intrusives of the Senay Suite. The Senay suite pegmatites range in length from a few meters to up to 3 kilometers and are the key target of Lithium exploration in the area.

Titan Gold Property

Property description and location

Titan Gold is located in the Abitibi area of Western Quebec, Canada and is comprised of 80 mining claims covering approximately 4,400 hectares. in the “municipalité régionale de comté” “regional county municipal” of Jamesie in Quebec.

Property Location Map

Ownership

On October 2, 2020, the Company entered into an option agreement to acquire a 100% interest in the Titan Gold Property. Under the terms of the option agreement, the Company has the option to acquire a 100% interest in the Titan Gold property by completing the certain option payments, and common share issuances. The Company has an outstanding option payment of $40,000 to acquire its 100% interest in the property.

The Titan Gold property is subject to a 1.5% NSR royalty. The Company will have the option to reduce the NSR by 0.5% to 1.0% by paying $500,000.

Geology Map

N
Titan Gold Property
Legend
Diabase
Felsic Intrusive Suite
Metasedimentary Rocks
Mafic Volcanic/Intrusive Suite
Faults/Deformation Zones
Gold Deposits Occurrences
0
4
8
km
MM-16-03
MM-16-02
Ruisseau
Bourgeois
Lac Gignac Ouest
Lac Grafton Ouest
Lac Lemieux
Sunday Lake Deformation Zone
Martigny A
Lac du Doigt
Martiniere - Zone
Martiniere Ouest
Queenston-
Lanoullier
Riviere Martigny
Lac Sirois-Nord

Trix Lithium Property, Ontario

Property description and location

Trix Lithium is located in in the Georgia Lake area in northwestern Ontario and is comprised of 24 mining claims covering approximately 11,000 hectares.

Ownership

On March 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Trix Lithium Property.

Under the terms of the option agreement, the Company has the option to acquire a 100% interest in the Trix Lithium property by completing the following option payments, common share issuances and exploration expenditures, subject to regulatory approval:

Due Dates	Option payments ($)	Issuance of FE Battery common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing	25,000 (paid)	83,333 (accrued)	Nil	Nil
March 13, 2024	25,000	1,500,000	100,000	100,000
March 13, 2025	25,000	500,000	200,000	300,000
March 13, 2026	100,000	500,000	400,000	700,000

The Trix Lithium property is subject to a 2.0% NSR royalty. The Company will have the option to reduce the NSR by 1% to 1.0% by paying $1,000,000.

Exploration Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	2023	2022	2021	2020	2019
British Columbia
Kokanee Creek	$Nil	$74,500	$48,820	$Nil	$Nil
Kaslo Silver(1)	Nil	Nil	Nil	Nil	Nil
Kootenay Lithium(1)	Nil	Nil	Nil	3,028	5,038
Ontario
Jubilee Lithium	64,295	Nil	Nil	Nil	Nil
Phyllis Cobalt(1)	Nil	21,047	Nil	Nil	119,813
Scramble Gold(1)	Nil	Nil	49,229	Nil	Nil
Shaw Gold(1)	Nil	Nil	713	Nil	Nil
Trix Lithium	32,750	Nil
Quebec
Titan Gold	89,100	75	50,637	Nil	Nil
Augustus Lithium	1,474,863	1,502,261	68,352	Nil	Nil
Canadian Lithium	Nil	Nil	14,750	Nil	Nil
General exploration	159,665	11,238	13,600	Nil	5,995
Total	$1,820,673	$1,609,121	$246,101	$3,028	$151,846
(1)	As of March 31, 2023, the property is no longer held by the Company.

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Internal Controls Disclosure

The Company has internal controls for reviewing and documenting the information from exploration activities, and ensuring the validity of the information. Information that is used to compile mineral resources and reserves and exploration results are prepared and certified by appropriately qualified persons at the location of drilling or other exploration activities and is subject to our internal review process which includes reviewal and approval by appropriate project management and the Company’s corporate qualified person under National Instrument 43-101.